FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

under the

Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 000-29880

Virginia Mines Inc.

200-116 St-Pierre

Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

TABLE OF CONTENTS Signature Press Release

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: March 5, 2013

Table of Contents

Press Release March 5, 2013

VIRGINIA MINES ADOPTS ADVANCE NOTICE BY-LAW

Virginia Mines Inc. (the “Corporation” or “Virginia”) (VGQ:TSX) announces the adoption by its board of directors (the “Board”) of amendments to its By-Laws.

By-Law 2013-1 includes a provision that requires advance notice to the Corporation in circumstances where nominations of persons for election to the Board are made by shareholders of the Corporation other than pursuant to (i) a requisition to call a shareholders meeting made pursuant to the provisions of the Canada Business Corporations Act (the “CBCA”), or (ii) a shareholder proposal made pursuant to the provisions of the CBCA (the “Advance Notice Provision”).

Among other things, the Advance Notice Provision fixes a deadline by which holders of record of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form.

In the case of an annual meeting of shareholders, notice to the Corporation must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 40 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th  day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be made no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Advance Notice Provision provides a clear process for shareholders to follow to nominate directors and sets out a reasonable time frame for nominee submissions along with a requirement for accompanying information. The purpose of the Advance Notice Provision is to treat all shareholders fairly by ensuring that all shareholders, including those participating in a meeting by proxy rather than in person, receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. In addition, the Advance Notice Provision should assist in facilitating an orderly and efficient meeting process.

By-Law 2013-1 is effective immediately and will be placed before shareholders at the next annual and special meeting of shareholders of the Corporation to be held in June 2013. A copy of the By-Law has been filed under the Corporation’s profile at www.sedar.com.

About Virginia

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $40.3 million as at November 30, 2012, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 15 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2.2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President or Robin Villeneuve, Chief Financial Officer

200-300 St-Paul Street Quebec, QC G1K 7R1 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of Quebec, Ontario and Alberta, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.